UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATARI, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

04651M204
(CUSIP Number)

BlueBay Asset Management plc 77 Grosvenor Street, London, W1K 3JR, United Kingdom Attention: Eli Muraidekh +44 (0)20 7389 3700	With a copy to: N. Adele Hogan White & Case LLP 1155 Avenue of the Americas New York, NY 10019 (212) 819-8626
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04651M204

1	Name of Reporting Person

The BlueBay Value Recovery (Master) Fund Limited.
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Cayman Islands
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		6,926,245[1]
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		6,926,245[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,926,245[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

51.6%[2]
14	Type of Reporting Person (See Instructions)

[CO]

1
Represents 6,926,245 shares of common stock of the Issuer (the “Infogrames Owned Shares”) held by Infogrames Entertainment SA, a French société anonyme (“Infogrames”) through its wholly owned subsidiary California U.S. Holdings, Inc (“CUSH”). The BlueBay Value Recovery (Master) Fund Limited (“BVRF”) and The BlueBay Multi-Strategy (Master) Fund Limited (“BMSF”, and together with BVRF, the “BlueBay Funds”) collectively own approximately 28.7% of shares of common stock of Infogrames. BVRF also holds 132,119,747 warrants and 1,327,731 bonds convertible into shares of common stock of Infogrames at the option of BVRF beginning on April 1, 2008. If BVRF were to undertake the conversion of the bonds and warrants, the BlueBay Funds would hold approximately 58.6% of the outstanding shares of Infogrames on a fully diluted basis, and thereby may be deemed to be beneficial owners of the Infogrames Owned Shares under Rule 13d-3(d)(1)h of the Act.

2
Based solely on the 13,477,920 shares of the Issuer’s common stock outstanding as of February 11, 2008 as reported by the Issuer in its Form 10-Q for the quarter ended December 31, 2007, filed on February 13, 2008.

CUSIP No. 04651M204

1	Name of Reporting Person

The BlueBay Multi-Strategy (Master) Fund Limited.
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Cayman Islands
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		6,926,245[3]
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		6,926,245[3]
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,926,245[3]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

51.6%[4]
14	Type of Reporting Person (See Instructions)

[CO]

3
Represents 6,926,245 shares of common stock of the Issuer (the “Infogrames Owned Shares”) held by Infogrames Entertainment SA, a French société anonyme (“Infogrames”) through its wholly owned subsidiary California U.S. Holdings, Inc (“CUSH”). The BlueBay Value Recovery (Master) Fund Limited (“BVRF”) and The BlueBay Multi-Strategy (Master) Fund Limited (“BMSF”, and together with BVRF, the “BlueBay Funds”) collectively own approximately 28.7% of shares of common stock of Infogrames. BVRF also holds 132,119,747 warrants and 1,327,731 bonds convertible into shares of common stock of Infogrames at the option of BVRF beginning on April 1, 2008. If BVRF were to undertake the conversion of the bonds and warrants, the BlueBay Funds would hold approximately 58.6% of the outstanding shares of Infogrames on a fully diluted basis, and thereby may be deemed to be beneficial owners of the Infogrames Owned Shares under Rule 13d-3(d)(1)h of the Act.

4
Based solely on the 13,477,920 shares of the Issuer’s common stock outstanding as of February 11, 2008 as reported by the Issuer in its Form 10-Q for the quarter ended December 31, 2007, filed on February 13, 2008.

CUSIP No. 04651M204

1	Name of Reporting Person

BlueBay Asset Management plc
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

England & Wales
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		6,926,245[5]
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		6,926,245[5]
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,926,245[5]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

51.6%[6]
14	Type of Reporting Person (See Instructions)

[CO]

5
Represents 6,926,245 shares of common stock of the Issuer (the “Infogrames Owned Shares”) held by Infogrames Entertainment SA, a French société anonyme (“Infogrames”) through its wholly owned subsidiary California U.S. Holdings, Inc (“CUSH”). The BlueBay Value Recovery (Master) Fund Limited (“BVRF”) and The BlueBay Multi-Strategy (Master) Fund Limited (“BMSF”, and together with BVRF, the “BlueBay Funds”) collectively own approximately 28.7% of shares of common stock of Infogrames. BVRF also holds 132,119,747 warrants and 1,327,731 bonds convertible into shares of common stock of Infogrames at the option of BVRF beginning on April 1, 2008. If BVRF were to undertake the conversion of the bonds and warrants, the BlueBay Funds would hold approximately 58.6% of the outstanding shares of Infogrames on a fully diluted basis, and thereby may be deemed to be beneficial owners of the Infogrames Owned Shares under Rule 13d-3(d)(1)h of the Act. BlueBay Asset Management plc is the investment manager of the BlueBay Funds.

6
Based solely on the 13,477,920 shares of the Issuer’s common stock outstanding as of February 11, 2008 as reported by the Issuer in its Form 10-Q for the quarter ended December 31, 2007, filed on February 13, 2008.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D is filed with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Atari, Inc., a Delaware corporation (the “Issuer”), that is held directly by California U.S. Holdings (“CUSH”). The address of the principal executive offices of Atari, Inc. is 417 Fifth Avenue, New York, NY 10016.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by The BlueBay Value Recovery (Master) Fund Limited, a Cayman Islands exempted company with limited liability (“BVRF”), The BlueBay Multi-Strategy (Master) Fund Limited, a Cayman Islands exempted company with limited liability (“BMSF”, and together with BVRF, the “BlueBay Funds”) and BlueBay Asset Management plc, a public limited company incorporated in England & Wales (“BAM”), in its capacity as the investment manager of the BlueBay Funds. The BlueBay Funds and BAM are referred to herein as the “Reporting Persons.” The BlueBay Funds are managed by their respective boards of directors, which are responsible for the overall management and control of the respective BlueBay Funds. Both of the boards of directors of the BlueBay Funds are currently composed of Henry Kelly, Robert Raymond, Nicholas Williams, William Jones and Jordan Kitson. The board of directors of BAM is composed of Hans-Jörg Rudloff, Terence Eccles, Tom Cross Brown, Hugh Willis, Mark Poole, Alexander Khein, Alan Gibbins and James Brace.

(b) The address of the principal business of each of the BlueBay Funds is: PO Box 309 GT, George Town, Grand Cayman, Cayman Islands, British West Indies, KY1-1104. The address of the principal business of BAM is: 77 Grosvenor Street, London, W1K 3JR, United Kingdom.

(c) The principal business of each of the BlueBay Funds is, as an investment company, the investment of its assets across a number of asset classes, employing a number of investment strategies, in order to achieve returns for its investors. The principal business of BAM is the provision of investment management services to institutions and high net worth individuals

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) BVRF is an exempted company with limited liability established under the laws of the Cayman Islands. BMSF is an exempted company with limited liability established under the laws of the Cayman Islands. BAM is a public limited company incorporated in England & Wales.

Set forth on Exhibit 1 to this Schedule 13D, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of the Reporting Persons, and the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than BVRF and BMSF, as the case may be, for which such information is set forth.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each of BVRF and BMSF financed the acquisition of the convertible bonds, the warrants and the shares of common stock issued by Infogrames Entertainment SA, (“Infogrames”) out of cash available for investment purposes.

ITEM 4. PURPOSE OF TRANSACTION

The BlueBay Funds acquired the common stock shares of Infogrames in the ordinary course of business. The shares of Infogrames held by the BlueBay Funds were acquired either through (i) conversion of bonds held by BVRF into shares on March 21, 2007, in connection with the Infogrames restructuring, and (ii) market transactions between July 2007 and February 2008.

In addition, on January 24, 2007, as part of the Infogrames restructuring, the Infogrames shareholders granted BVRF 181,600,000 stock warrants giving right to the subscription of one common stock share each at the option of the warrant holder. On January 4, 2008, BVRF acquired convertible bonds issued by Infogrames, which bonds could be converted into common stock at the option of BVRF at various time intervals starting on April 1, 2008 and which bonds mandatorily convert to common stock of Infogrames on April 1, 2014.

On February 1, 2008, which is sixty (60) days prior to the April 1, 2008 optional convertibility date, the BlueBay Funds beneficially held 340,262,392 shares of common stock of Infogrames, representing approximately 26.5% of the outstanding stock of Infogrames. On April 1, 2008, BVRF will become eligible to redeem certain warrants and convert convertible bonds into shares of Infogrames, whereby, upon redemption and exercise of the stock warrants held by BVRF, the BlueBay Funds could collectively hold 1,683,115,890 shares of common stock of Infogrames, representing approximately 58.6% of the outstanding stock (on a fully diluted basis). The Reporting Persons would thereby may be deemed pursuant to Rule 13d-3(d)(1) of the Act to be beneficial owners of the Issuer’s securities held by Infogrames. BVRF did not, and does not at this time intend to exercise such warrants and convert such bonds into shares of common stock of Infogrames. The Reporting Persons review on a regular basis their investment in Infogrames and Infogrames’ business affairs and, among other things, Infogrames’ prospects, financial position and capital requirements.

From February 1, 2008 through March 5, 2008, the Reporting Persons acquired an additional 27,725,430 shares of Infogrames in a number of market transactions, which are set forth below:

Date of Purchase	Number of Infogrames Shares Acquired	Reason for Purchase

February 4, 2008	15,550,000	Ordinary course of business
February 26, 2008	1,886,000	Ordinary course of business
February 27, 2008	325,000	Ordinary course of business
February 28, 2008	200,000	Ordinary course of business
February 29, 2008	9,814,430	Ordinary course of business

On November 15, 2007, the Reporting Persons appointed two members to the nine person board of directors of Infogrames. A third affiliate of the Reporting Persons appointed a person to the board of directors of Infogrames on January 22, 2008. Such appointments were made pursuant to an informal understanding, and the Reporting Persons have no legal right or understanding to appoint new or replacement board members.

All numbers above do not take into account the reverse stock split implemented by Infogrames on March 4, 2008 (100 shares being converted into 1 new share, which does not affect the percentage numbers).

Infogrames holds, through its wholly owned subsidiary CUSH, 6,926,245 shares of Common Stock of the Issuer, representing approximately 51.6% of the outstanding securities of the Issuer.

On March 5, 2008, Infogrames delivered to the board of directors of the Issuer a letter (the “Proposal Letter”), setting forth a non-binding proposal pursuant to which Infogrames and/or its affiliates would potentially acquire the remaining equity interests of the Issuer (other than shares of common stock held by Infogrames or its affiliates, which would be canceled) at $1.68 per share. The Proposal Letter states that no binding obligation on the part of any person will arise with respect to the Proposal Letter unless and until a mutually acceptable agreement is executed and delivered and all conditions contained in such agreement are satisfied. No guarantees can be given that the transaction proposed in the Proposal Letter will be consummated. Infogrames reserves the right in its sole discretion to withdraw the Proposal Letter and/or to modify the proposal contained in the Proposal Letter in any way as a result of negotiations or for any reason at all, or to submit alternative proposals to the board of directors of the Issuer. In the event the Infogrames and the Issuer were to effect a transaction consistent with the proposal set forth in the Proposal Letter, the Reporting Persons expect that the Issuer would become a wholly-owned direct or indirect subsidiary of Infogrames, the registration of the Common Stock under Section 12 of the Exchange Act would be terminated and the Common Stock would be delisted from the NASDAQ Global Market.

Infogrames’ actions, including actions related to the proposal submitted to the board of directors of the Issuer in the Proposal Letter or other proposals submitted in addition to or in lieu of the proposal contained in the Proposal Letter, may constitute a “going-private transaction” and/or could result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from the NASDAQ Global Market or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

BlueBay High Yield Investments (Luxembourg) S.àr.l (“BlueBay HY”) is the lender to the Issuer under a certain senior secured credit facility (the “Issuer Credit Facility”). The Issuer Credit Facility is secured by liens on substantially all of the Issuer’s present and future assets, including accounts receivable, inventory, general intangibles, fixtures and equipment, but excluding the stock of the Issuer’s subsidiaries and certain assets located outside of the United States. BlueBay HY is a subsidiary of BVRF and serves as the administrative agent for the Issuer Credit Facility. The Issuer is in violation of its weekly cash flow covenants contained in the Issuer Credit Facility and BlueBay HY has not waived this violation. The Issuer has entered into a certain forbearance agreement (the “First Forbearance Agreement”), which states that BlueBay HY will not exercise its rights under the Issuer Credit Facility until the earlier of (i) March 3, 2008, (ii) additional covenant defaults except for the ones relating to budget defaults and defaults existing as of February 12, 2008 or (iii) if any action transpires which is viewed to be adverse to the position of BlueBay HY. On March 3, 2008, the Issuer entered into a second forbearance agreement (the “Second Forbearance Agreement”), which states that BlueBay HY will not exercise its rights under the Issuer Credit Facility until the earlier of (i) March 17, 2008, (ii) additional covenant defaults except for the ones relating to budget defaults and defaults existing as of March 3, 2008 or (iii) if any action transpires which is viewed to be adverse to the position of BlueBay HY. The Reporting Persons review on a regular basis their loan to the Issuer and the Issuer’s business affairs and, among other things, the Issuer’s prospects, financial position and capital requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) By virtue of the relationships described in Item 4, the Reporting Persons have a right to acquire within less than sixty (60) days approximately 58.6% of the common stock of Infogrames, which in turn holds approximately 51.6% of the Common Stock of the Issuer. The Reporting Persons may be deemed pursuant to Rule 13d-3(d)(1) to have beneficial ownership of approximately 58.6% of the Issuer.

(b) The Reporting Persons have zero shares as to which there is a sole power to vote. The Reporting Persons are deemed beneficial owners of 6,926,245 shares as to which there is a shared power to vote. The Reporting Persons have zero shares as to which there is a sole power to dispose. The Reporting Persons are deemed beneficial owners of 6,926,245 shares as to which there is a shared power to dispose.

(c) None of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of the Issuer. See Item 4 for transactions the Reporting Persons have engaged in with respect to Infogrames.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock to which this Schedule 13D relates.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Chart Regarding Executive Officers and Directors of Filing Persons.

Exhibit 99.1	Joint Filing Agreement of the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2008

THE BLUEBAY VALUE RECOVERY (MASTER) FUND LIMITED

By:	/s/ Robert Raymond
Name: Robert Raymond Title: Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2008

THE BLUEBAY MULTI-STRATEGY (MASTER) FUND LIMITED

By:	/s/ Robert Raymond
Name: Robert Raymond Title: Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2008

BLUEBAY ASSET MANAGEMENT PLC

By:	/s/ Nicholas Williams
Name: Nicholas Williams Title: Director

EXHIBIT 1

CHART REGARDING

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Name	Director (D) and/or Executive Officer (EO) of BVRF (I) and/or BMSF (II) and/or BAM (III)	Country of Citizenship	Residence or Business Address	Principal Occupation or Employment	Name of Principal Employer	Principal Business of Principal Employer (other than a Reporting Person)	Address and Jurisdiction of Principal Employer Organization (other than a Reporting Person)

Henry Kelly	D, EO, I and II	United Kingdom	c/o KellyConsult Sàrl, 4 rue J-P Lanter, L-5943 Itzig, Luxembourg	Company Director	Kelly Consult Sàrl	Corporate services for the investment management industry	KellyConsult Sàrl, 4 rue J-P Lanter, L-5943 Itzig, Luxembourg Jurisdiction: Luxembourg

Robert Raymond	D, EO, I and II	France	5 rue de Beaujolais, 75001 Paris, France	Company Director	Banque d’Escompte	Banking	Banque D’Escompte & Wormer Freres réunis, 13 Boulevard Haussman, 75009 Paris, France Jurisdiction: France

Nicholas Williams	D, EO, I and II	United Kingdom	c/o BlueBay Asset Management plc, 77 Grosvenor Street, London W1K, 3JR, UK	Chief Financial Officer	BAM	N/A	N/A

William Jones	D, EO, I and II	United States of America	c/o DirectorsPlus Limited, Grand Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, KY1 1207, George Town, Grand Cayman, Cayman Islands	Company Director	DirectorsPlus Limited	Corporate services	DirectorsPlus Limited, Grand Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, KY1 1207, George Town, Grand Cayman, Cayman Islands Jurisdiction: Cayman Islands

Jordan Kitson	D, EO, I and II	United Kingdom	c/o BlueBay Asset Management plc, 77 Grosvenor Street, London W1K, 3JR, UK	Financial Controller	BAM	N/A	N/A

Hans-Jörg Rudloff	D, III	Germany	c/o Gracechurch Services Corporation, 200 Park Avenue, New York, NY 10166, USA	Company Chairman	Gracechurch Services Corporation	Corporate services	Gracechurch Services Corporation, 200 Park Avenue, New York, NY 10166, USA Jurisdiction: USA

Terence Eccles	D, III	United Kingdom	c/o BlueBay Asset Management plc, 77 Grosvenor Street, London W1K, 3JR, UK	Company Director	BAM	N/A	N/A

Tom Cross Brown	D, III	United Kingdom	c/o Pearl Group Limited, Sentinel House, 3rd Floor, 16 Harcourt Street, London W1H 4AD, UK	Company Director	Pearl Group Limited	Asset management	Pearl Group Limited, Sentinel House, 3rd Floor, 16 Harcourt Street, London W1H 4AD, UK Jurisdiction: England & Wales

Hugh Willis	D, EO, III	United Kingdom	c/o BlueBay Asset Management plc, 77 Grosvenor Street, London W1K, 3JR, UK	Chief Executive Officer, Director	BAM	N/A	N/A

Mark Poole	D, EO, III	United Kingdom	c/o BlueBay Asset Management plc, 77 Grosvenor Street, London W1K, 3JR, UK	Chief Investment Officer, Director	BAM	N/A	N/A

Alexander Khein	D, EO, III	United States of America	c/o BlueBay Asset Management plc, 77 Grosvenor Street, London W1K, 3JR, UK	Chief Operating Officer, Director	BAM	N/A	N/A

Alan Gibbins	D, EO, III	United Kingdom	c/o BlueBay Asset Management plc, 77 Grosvenor Street, London W1K, 3JR, UK	Company Director	BAM	N/A	N/A

James Brace	EO, III	United Kingdom	c/o BlueBay Asset Management plc, 77 Grosvenor Street, London W1K, 3JR, UK	General Counsel, Company Secretary	BAM	N/A	N/A